EXHIBIT 1.1

ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Stock Code: 1135

Announcement of Unaudited Results for the Six Months Ended 30 June 2008

The Board of Directors is pleased to announce the unaudited interim results of the Group for the six months ended 30 June 2008 as follows:

CONDENSED CONSOLIDATED INTERIM INCOME STATEMENT

		Unaudited Six months ended 30 June
	Note	2008	2007
		HK$’000	HK$’000

Sales	4	487,407	461,286
Cost of services	5	(210,831)	(197,635)
Gross profit		276,576	263,651
Other gains (net)	5	35,075	53,448
Administrative expenses	5	(77,288)	(39,834)
Operating profit		234,363	277,265
Finance costs		(59)	(44)
Share of loss of associates		-	(848)
Profit before income tax		234,304	276,373
Income tax expense	6	(10,901)	(29,825)
Profit for the half-year		223,403	246,548

Attributable to:
- equity holders of the Company		223,872	246,933
- minority interests		(469)	(385)
		223,403	246,548

		HK$ per share	HK$ per share
Earnings per share for profit attributable to the equity holders of the Company, expressed in HK$ per share
- basic	7	0.57	0.63

- diluted	7	0.57	0.63

Interim dividend	8	31,296	31,296

Note 1 to note 10 form an integral part of these condensed consolidated interim financial statements.

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CONDENSED CONSOLIDATED INTERIM BALANCE SHEET

		As at
		30 June	31 December
	Note	2008	2007
		Unaudited	Audited
		HK$’000	HK$’000
ASSETS
Non-current assets
Property, plant and equipment		2,772,572	2,677,951
Leasehold land and land use rights		22,741	23,032
Intangible assets		40,001	40,082
Unbilled receivable		150,900	156,135
Amount paid to tax authority		190,630	167,291
Total non-current assets		3,176,844	3,064,491

Current assets
Inventories		4,035	3,650
Trade and other receivables	9	221,150	183,431
Cash and cash equivalents		2,244,713	2,288,433
Total current assets		2,469,898	2,475,514

Total assets		5,646,742	5,540,005

EQUITY
Capital and reserves attributable to equity holders of the Company
Ordinary shares		39,120	39,120
Reserves
Retained earnings		4,847,155	4,744,458
Other reserves		11,354	19,269
		4,897,629	4,802,847
Minority interests		3,672	4,141
Total equity		4,901,301	4,806,988

LIABILITIES
Non-current liabilities
Deferred income tax liabilities		174,142	189,048
Deferred revenue		109,905	118,211
Obligations under finance leases		104	104
Other payables		1,692	-

Total non-current liabilities		285,843	307,363

Current liabilities
Construction payables		77,128	70,238
Other payables and accrued expenses		110,624	112,115
Deferred revenue		175,334	153,417
Obligations under finance leases		51	101
Current income tax liabilities		96,340	89,662
Dividend payable		121	121
Total current liabilities		459,598	425,654

Total liabilities		745,441	733,017

Total equity and liabilities		5,646,742	5,540,005

Net current assets		2,010,300	2,049,860

Total assets less current liabilities		5,187,144	5,114,351

Note 1 to note 10 form an integral part of these condensed consolidated interim financial statements.

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Notes
1. Independent review

The interim results for the six months ended 30 June 2008 are unaudited but have been reviewed in accordance with Hong Kong Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”), by PricewaterhouseCoopers, whose unmodified review report is included in the interim report to be sent to equity holders.

2. Basis of preparation

These condensed consolidated interim financial statements for the half-year ended 30 June 2008 has been prepared in accordance with the Hong Kong Accounting Standard (the “HKAS”) 34, ‘Interim financial reporting’. The interim condensed financial report should be read in conjunction with the annual financial statements for the year ended 31 December 2007.

3. Accounting policies
The accounting policies adopted are consistent with those of the annual financial statements for the year ended 31 December 2007.

The following new standards, amendments to standards and interpretations are mandatory for financial year ending 31 December 2008.

•  HK(IFRIC) – Int 11, ‘HKFRS 2 - Group and Treasury Share Transactions’, effective for annual periods beginning on or after 1 March 2007. This interpretation has been adopted by the Group;

•  HK(IFRIC) – Int 12, ‘Service Concession Arrangement’, effective for annual periods beginning on or after 1 January 2008. This interpretation is not relevant to the Group; and

•  HK(IFRIC) – Int 14, ‘The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction’, effective for annual periods beginning on or after 1 January 2008. This interpretation is not relevant to the Group.

The following new standards, amendments to standards and interpretations have been issued but are not effective for 2008 and have not been early adopted:

•  HKAS 1 (Revised), ‘Presentation of Financial Statements’, effective for annual periods beginning on or after 1 January 2009;

•  HKAS 23 (Revised), ‘Borrowing Costs’, effective for annual periods beginning on or after 1 January 2009;

•  HKAS 27 (Revised), ‘Consolidation and Separate Financial Statements’, effective for annual periods beginning on or after 1 July 2009;

•  HKAS 32 and HKAS 1 (Amendments), ‘Puttable Financial Instruments and Obligations Arising on Liquidation’, effective for annual periods beginning on or after 1 January 2009;

•  HKFRS 2 (Amendments), ‘Vesting Conditions and Cancellations’, effective for annual periods beginning on or after 1 January 2009;

•  HKFRS 3 (Revised), ‘Business Combinations’, effective for annual periods beginning on or after 1 July 2009;

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Notes

3.	Accounting policies (Continued)

• HKFRS 8, ‘ Operating Segments’, effective for annual periods beginning on or after 1 January 2009; and

•  HK(IFRIC) – Int 13, ‘Customer Loyalty Programmes’, effective for annual periods beginning on or after 1 July 2008.

The Group is in the process of assessing the impact of these standards or interpretations and does not expect there will be material impact on the financial statements of the Group.

4. Sales and segment information

a) Sales:

The Group’s sales is analysed as follows:
Six months ended 30 June
	2008	2007
	HK$’000	HK$’000

Income from provision of satellite transponder capacity
- recurring	415,496	438,262
- non-recurring	1,425	8,190
Sales of satellite transponder capacity	12,246	12,246
Income from provision of broadband access service and sale of equipment	55,234	-
Other revenue	3,006	2,588
	487,407	461,286

b) Segment Information:

i) Business segments

For the period ended 30 June 2007, the Group had one business segment which was the provision of satellite telecommunication systems for broadcasting and telecommunication. The Group has chosen geographical segment as the primary reporting format under HKAS 14 “Segment Reporting”.

The Group acquired a subsidiary which is primarily engaged in the provision of broadband access services in the second half of 2007. Accordingly, the Group has changed the primary reporting segments and selected business segment as the primary report format to align with its internal reporting structure.

The Group had the following two business segments:

•  the operation, maintenance and provision of satellite telecommunication systems for broadcasting and telecommunications; and

•  provision of broadband access services.

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Notes
4. Sales and segment information (Continued)

b) Segment Information (continued)

i) Business segments (continued)

The segment results for the six months ended 30 June are as follows:
	2008
	Provision of satellite telecommunication systems for broadcasting and telecommunication	Broadband access services	Intersegment elimination	Consolidated
	HK$’000	HK$’000	HK$’000	HK$’000

Sales from external customers	429,167	55,234	-	484,401
Inter-segment sales	21,970	-	(21,970)	-
Other revenue	3,212	-	(206)	3,006
Total	454,349	55,234	(22,176)	487,407

Segment results	236,326	(1,963)	-	234,363
Finance costs	(22)	(37)	-	(59)
Profit before income tax	236,304	(2,000)	-	234,304
Income tax expenses	(10,901)	-	-	(10,901)
Profit for the half-year	225,403	(2,000)	-	223,403

Attributable to :
- equity holders of the Company	225,872	(2,000)	-	223,872
- minority interests	(469)	-	-	(469)
	225,403	(2,000)	-	223,403

Assets	5,602,128	44,614	-	5,646,742

Liabilities	713,279	32,162	-	745,441

Capital Expenditure	241,789	4,838	-	246,627

Depreciation and mortisation	148,400	3,625	-	152,025

	2007
	Provision of satellite telecommunication systems for broadcasting and telecommunication	Broadband access services	Intersegment elimination	Consolidated
	HK$’000	HK$’000	HK$’000	HK$’000

Sales from external customers	458,698	-	-	458,698
Other revenue	2,588	-	-	2,588
Total	461,286	-	-	461,286

Segment results	277,265	-	-	277,265
Finance costs	(44)	-	-	(44)
Share of losses of associates	(848)	-	-	(848)
Profit before income tax	276,373	-	-	276,373
Income tax expenses	(29,825)	-	-	(29,825)
Profit for the half-year	246,548	-	-	246,548

Attributable to :
- equity holders of the Company	246,933	-	-	246,933
- minority interests	(385)	-	-	(385)
	246,548	-	-	246,548

Assets	5,273,151	-	-	5,273,151

Liabilities	692,328	-	-	692,328

Capital Expenditure	200,228	-	-	200,228

Depreciation and amortisation	148,600	-	-	148,600

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Notes
4. Sales and segment information (Continued)

b) Segment Information (continued)

ii) Geographical segments

For the purpose of classification, the country where the customer is incorporated is deemed to be the source of sales. However, the Group's operating assets consist primarily of its satellites which are used, or are intended for use, for transmission to multiple geographical areas and therefore cannot be allocated between geographical segments. Accordingly, no geographical analysis of expenses, assets and liabilities has been presented.

	Six months ended 30 June
	2008	2007
	HK$’000	HK$’000

Hong Kong	128,274	167,455
China	62,217	93,756
United States of America	34,335	35,597
United Kingdom	23,319	26,662
Australia	34,079	23,308
Others	205,183	114,508
Total	487,407	461,286

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Notes
6. Income tax expense

A significant portion of the Group’s profit is treated as earned outside Hong Kong and is not subject to Hong Kong profit tax.

Hong Kong profits tax has been provided at the rate of 16.5% (2007: 17.5%) on the estimated assessable profit for the period.

Overseas tax, including the Foreign Enterprises Income Tax in the People’s Republic of China, is calculated at 5% to 20% of the gross revenue earned in certain overseas jurisdictions.

	Six months ended 30 June
	2008	2007
	HK$’000	HK$’000
Current income tax
- Hong Kong profits tax	21,537	25,003
- Overseas taxation	4,270	9,411
Deferred income tax reversal	(14,906)	(4,589)
	10,901	29,825

The Group currently has a tax case in dispute with the Indian tax authorities. Details of this are set out in note 10.

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Notes
7. Earnings per share
Basic
Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the period.

	Six months ended 30 June
	2008	2007
	HK$’000	HK$’000

Profit attributable to equity holders of the Company	223,872	246,933

Weighted average number of ordinary shares for the purpose of calculating basic earnings per share (in thousands)	390,957	390,547

Basic earnings per share (HK$ per share)	0.57	0.63

The weighted average number of ordinary shares shown above has been arrived at after deducting the shares held under the share award scheme.

Diluted
	Six months ended 30 June
	2008	2007
	HK$’000	HK$’000

Profit attributable to equity holders of the Company	223,872	246,933

Weighted average number of ordinary shares for the purpose of calculating basic earnings per share (in thousands)	390,957	390,547
Effect of share options (in thousands)	-	328
Effect of unvested awarded shares (in thousands)	234	-
Weighted average number of ordinary shares for the purpose of calculating diluted earnings per share (in thousands)	391,191	390,875

Diluted earnings per share (HK$ per share)	0.57	0.63

8. Dividend

The Directors declared an interim dividend of HK$0.08 per share (2007: HK$0.08 per share) for the six months period ended 30 June 2008 payable to shareholders whose names appear in the Company’s Register of Members on 10 October 2008. The dividend will be payable on or around 6 November 2008.

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Notes
9. Trade and other receivables

	As at
	30 June 2008	31 December 2007
	HK$’000	HK$’000

Trade receivables	155,864	106,675
Less: provision for impairment of receivables	(33,726)	(19,115)
Trade receivables – net	122,138	87,560
Receivables from related parties	29,035	34,693
Other receivables	26,051	37,203
Deposits and prepayments	43,926	23,975
	221,150	183,431

The Group usually bills its trade customers quarterly in advance in accordance with its agreements. The aged analysis of trade receivables is stated as follows:

	As at
	30 June 2008	31 December 2007
	HK$’000	HK$’000

0 to 30 days	55,940	38,912
31 to 60 days	16,746	16,338
61 to 90 days	15,319	11,829
91 to 180 days	24,706	16,696
181 days or above	9,427	3,785
	122,138	87,560

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Notes
10. Contingent liabilities

Under Indian tax regulations, the Group may be subject to Indian tax assessments on revenues received by the Group in respect of revenue from provision of satellite transponder capacity to the Group’s customers for purposes of those customers carrying on business in India or earning revenue from any source in India.

The Indian tax authorities have assessed the Group for tax as follows:

Assessment year	Amount HK$ (approximate)	Amount INR (approximate)

1997-98	20 million	115 million
1998-99	23 million	141 million
1999-00	22 million	127 million
2000-01	14 million	84 million
2001-02	29 million	171 million
2002-03	38 million	210 million
2003-04	50 million	316 million
2004-05	58 million	330 million
2005-06	55 million	295 million
Total	309 million	1,789 million

The Group has filed appeals for each of the assessment years 1997-98 to 2005-06.

No assessment has yet been made for the 2006-07 or 2007-08 assessment years.

The Income Tax Appellate Tribunal (the “Tribunal”) in an earlier appeal filed against the original assessment for the assessment year 1997-98 held that the Group is liable for Indian tax under certain circumstances. The Group does not believe that it is liable for the Indian tax as held by the Tribunal and has filed an appeal against the Tribunal’s decision. The tax authorities have also filed an appeal against the Tribunal’s decision. Both the appeals have been admitted by the High Court.

In order to obtain a stay of recovery proceedings, the Group has made payments as follows and has recorded these payments as an asset on the assumption that the amounts are recoverable:

Assessment year	Amount HK$ (approximate)	Amount INR (approximate)

1997-98	13 million	78 million
1998-99	14 million	88 million
1999-00	11 million	62 million
2000-01	9 million	50 million
2001-02	20 million	119 million
2002-03	27 million	148 million
2003-04	39 million	226 million
2004-05	34 million	195 million
2005-06	24 million	120 million
Total	191 million	1,086 million

10

Notes
10. Contingent liabilities (Continued)

In addition, based on the general principles set forth by the Tribunal, the amount of revenue taxable in India depends on the payments made by the Group’s customers to the Group for the purpose of those customers carrying on business in India or earning revenue from any source in India. As such information is proprietary in nature and has not been provided by the Group’s customers, the Group cannot reasonably estimate the revenue subject to tax and therefore also cannot estimate the amount of tax to which the Group may be assessed. Furthermore, as stated above, the Group has filed an appeal against the Tribunal’s decision. The appeal has been admitted by the High Court and is pending before the Court. Accordingly, no provision has been recognised for Indian tax in the Group’s financial statements.

11. Purchase, sale or redemption of own securities

During the six months ended 30 June 2008, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

12. Corporate Governance

The Group has adopted all the Code Provisions in Appendix 14 of the Rules Governing the Listing of Securities (“Listing Rules”) except the following:

The Remuneration Committee is composed of three members, of whom one is our Independent Non-executive Director and the other two are Non-executive Directors. The Committee is chaired by the Independent Non-executive Director.

The Group has adopted procedures governing directors’ securities transactions in compliance with the Model Code as set out in Appendix 10 of the Listing Rules.

13. Audit Committee

The Audit Committee consists of five members, three of whom are Independent Non-executive Directors who satisfy independence, financial literacy and experience requirements, whilst the other two members are Non-executive Directors and have only observer status with no voting rights. The Committee is chaired by an Independent Non-executive Director, who possesses appropriate professional qualifications and experience in financial matters.

The Committee has reviewed the accounting principles and practices adopted by the Group and the unaudited condensed consolidated interim financial statements for the six months ended 30 June 2008 in conjunction with the Company’s external auditors.

14. Charges on Assets

The Group did not have any charges on assets as at 30 June 2008 and 31 December 2007.

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Notes
15. Miscellaneous

The Directors are not aware of any material changes from the information published in the annual report for the year ended 31 December 2007, other than disclosed in this announcement.

16. Closure of register of members

The Register of equity holders of the Company will be closed from 3 to 10 October 2008 (both days inclusive). In order to qualify for the interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s Hong Kong Branch Share Registrars, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong for registration not later than 4:00 p.m. on 2 October 2008. The interim dividend will be paid on or about 6 November 2008.

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Chairman’s Statement

Solid Performance

Improved Market Continues

I am pleased to report that the improved market conditions recorded at the time of the 2007 Annual Report have continued through the first half of 2008, our 20th year of operation, and that we are optimistic about the future.

During the period under review, AsiaSat added new customers and achieved increases both in overall utilisation and in the number of transponders provided to customers. This strong performance enabled us to maintain the core turnover at a level only marginally less than that of the corresponding period last year despite the migration of broadcast customers in China to the new Chinese satellites.

During the period, our satellite fleet performed well and our new satellite, AsiaSat 5, which is currently under construction in the United States, is progressing well. I am also pleased to report that we have now embarked on another new satellite, AsiaSat 6. In April, we moved into new office premises in Hong Kong.

The China Earthquake

In May, the devastating earthquake in China left many thousands dead and millions homeless in Sichuan province and its surrounding regions.

The magnitude of this disaster was overwhelming but I can report to Shareholders that AsiaSat volunteered to work with the Chinese government and commercial organisations to make a modest but important contribution to the relief effort. The Company donated satellite capacity, time, knowledge and expertise to help establish vital communication links, and provided equipment and emergency support to various Government departments and emergency services in the affected areas.

In Hong Kong, AsiaSat has also sponsored a fund raising event that was broadcast across Asia on 1 June 2008 via one of our satellites. We are grateful to all who supported this initiative and our deepest sympathy goes out to all the people whose lives have been affected by the disaster.

Interim Results

Turnover

Turnover for the first half of 2008 was HK$487 million (2007: HK$461 million), an increase of some 6%. The uplift came principally as a result of the inclusion of SpeedCast’s revenue since SpeedCast became a wholly-owned subsidiary of AsiaSat in the second half of 2007. SpeedCast generated a gross revenue of HK$55 million and made a net contribution of HK$33 million to the Group’s consolidated turnover after the elimination of inter-company sales during the period.

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As noted above, revenue was impacted by the migration of broadcast customers in China to new Chinese satellites. Growth was also held back by a reduction in one-off receipts that totalled HK$1 million compared with HK$8 million in the same period in 2007.

Despite these negative influences upon the revenue in the first half of 2008, it is rewarding to note that our core business improved and that we continued to secure new contracts during the first six months. This new business helped to mitigate the effect of the lost revenue mentioned above. In fact, the income from new customers in the first half of 2008 almost compensated for the loss of revenue from the Chinese broadcast customers.

Operating Expenses

Operating expenses in the first half of 2008 amounted to HK$136 million (2007: HK$90 million). The increase arose from the inclusion of SpeedCast’s expenses and a provision for impairment of trade receivables of HK$14 million.

Profit

The profit attributable to equity holders during the period was HK$223 million (2007: HK$247 million), a decline of some 10%. The decrease resulted primarily from the inclusion of a loss of HK$2 million recorded by SpeedCast in first half of the year, the impairment provision of HK$14 million, and a reduction in interest income of approximately HK$18 million owing to the continued fall in bank deposits interest rates. The negative impact of this was lessened somewhat by a reduction in the Hong Kong tax rate.

The Group’s EBITDA (earnings before interest, tax, depreciation and amortisation) margin decreased to 72% (2007: 81%) following the consolidation of SpeedCast, a company that operates businesses with relatively thin margins.

Cashflow

During the period, the Group generated a net cash outflow of HK$44 million (2007: inflow of HK$105 million) after paying capital expenditure of HK$239 million (2007: HK$162 million) and dividends of HK$121 million (2007: HK$106 million). As at 30 June 2008, the Group reported a cash balance of HK$2,245 million (31 December 2007: HK$2,288 million). The Group continues to be debt free.

Dividend

The Board has resolved to pay an interim dividend of HK$0.08 per share (2007: HK$0.08), the same as last year. The interim dividend is payable on or about 6 November 2008 to equity holders on the share register as of 10 October 2008. The share register will be closed from 3 to 10 October 2008, both days inclusive.

14

Corporate Developments

As set out in the 2007 Annual Report, we announced in January 2008 our intention to voluntarily de-list our American Depositary Shares (“ADSs”) from the New York Stock Exchange (“NYSE”) as the benefits did not justify the costs. The delisting became effective on 28 January 2008. Despite this, the Company remains registered under Section 12(g) of the Exchange Act with the U.S. Securities and Exchange Commission (“SEC”) and is still subject to the periodic disclosure requirements of the Exchange Act. This will continue to be the case until the Company is deregistered from the SEC. Once the Company meets the requirements for deregistration, we intend to file an application for such deregistration.

Operations Review

TWO NEW SATELLITES

AsiaSat 5

Our new satellite, AsiaSat 5, is currently under construction in the United States. In addition, I am pleased to advise Shareholders that the Board has authorised management to proceed with the planning for another new satellite, AsiaSat 6.

AsiaSat 5 will replace AsiaSat 2 at the orbital location of 100.5°E while AsiaSat 6 is planned for the replacement of AsiaSat 3S in due course. The commencement of AsiaSat 6 serves another purpose. It is the Company’s practice to build into each satellite replacement programme sufficient time to re-build and re-launch a second satellite in the event of a launch failure before the one it is to replace needs to be retired. The commencement of AsiaSat 6 at this stage will provide customers with that added security and certainty of uninterrupted service in the event of an AsiaSat 5 launch failure.

Shareholders will recall that the Group was advised in the second half of 2007 of a delay in the launch vehicle availability and that by March this year that date had reverted to one closer to the original schedule. This timing is still subject to change as the delivery of the launch vehicle hardware remains unconfirmed. Taking these variables into consideration, the current estimate for the launch of AsiaSat 5 from the Baikonur Space Centre in Kazakhstan, is June 2009.

AsiaSat 6

As noted above, we have resolved to proceed with the planning for a second new satellite that will replace AsiaSat 3S. As we have only recently embarked upon this plan, it is too early to provide a meaningful report at this stage. However, this is an exciting step for the Company and we shall keep the Shareholders apprised of progress.

15

IN-ORBIT SATELLITES

During the first six months of 2008, AsiaSat’s three in-orbit satellites operated well and continued to deliver excellent service to our customers.

The Group’s fleet comprises AsiaSat 2, AsiaSat 3S, and AsiaSat 4, which are located in geo-stationary positions over the Asian landmass and provide a platform for one of the largest television audiences in the world. This presents AsiaSat customers with unparalleled coverage across two-thirds of the world’s population.

AsiaSat 2 was launched in November 1995 and is positioned at 100.5°E. This satellite carries a payload of 24 C-band and 9 Ku-band transponders and its overall utilisation rate as at 30 June 2008 was 50% (31 December 2007: 44%).

AsiaSat 3S was launched in March 1999 and is positioned at 105.5°E. This satellite carries a payload of 28 C-band and 16 Ku-band transponders and its overall utilisation rate as at 30 June 2008 was 62% (31 December 2007: 62%).

AsiaSat 4 was launched in April 2003 and is positioned at 122°E. This satellite carries 28 C-band and 20 Ku-band transponders including four Hong Kong BSS (broadcast satellite service) transponders. Its overall utilisation rate as at 30 June 2008 was 49% (31 December 2007: 40%).

The total number of transponders on the Company’s satellites leased and sold as at 30 June 2008 was 67 (31 December 2007: 61) with an overall utilisation rate of 53% (31 December 2007: 49%). This figure includes the four BSS transponders provided for our DTH (direct-to-home) service.

CONTRACTS WITH CUSTOMERS

In the first six months of 2008, a number of new contracts were secured to the total value of HK$319 million (2007: HK$117 million) and renewed contracts were valued at HK$355 million (2007: HK$153 million). Together, these amounted to HK$674 million (2007: HK$270 million). The substantial increase came primarily from a new contract with an Indian customer and renewals of a number of existing major contracts. During the current period, there was also a very significant growth in business from occasional users. This growth was driven largely by bookings from broadcasters of the Beijing Olympic Games.

16

MARKET REVIEW

There continues to be an excess of transponder capacity in the region despite the improvement in market conditions, but we are currently seeing a gradual recovery of the market. Demand is particularly strong from the broadcast sector as a result of the increased use of satellites to distribute content to the growing number of pay-TV platforms in Asia. These new platforms need additional content and better viewing quality by using digital or High Definition Television (HDTV) to differentiate themselves in highly competitive markets. This is encouraging for AsiaSat.

The development of HDTV in Asia is the most exciting new technology with the greatest potential for the Group. While the region lags behind the United States and Europe, progress has been advanced somewhat by the demands of broadcasters covering the Olympics.

It is also encouraging that the industry has made a universal decision on the Blue-ray standard system for High Definition DVDs and this will enable consumers to commit to buying HDTV equipment without the fear of investing in a redundant system.

New television channels continue to be launched in Asia and this is also driving market growth in this region. We believe that in many countries, the introduction of new distribution methods, including Direct-to-Home (DTH) satellite television and Internet Protocol Television (IPTV) delivered by the terrestrial broadband network, is triggering this expansion.

As noted above, activity is particularly strong in India and this is evidenced by the new contracts we have secured and by the significant growth in the number of customers from that country. Today, AsiaSat serves over 100 broadcasters, delivering some 300 television channels across the Asia-Pacific region.

As we have seen at the time of the Asian tsunami and the more recent earthquake in China, satellites have inherent communication advantages over land-based systems. In addition, AsiaSat is well positioned to broadcast to Asia’s wide-spread and remote areas at a time when governments in the region’s developing countries seek to improve the quality of life for their people, including those in the most inaccessible parts. Mobile phone and internet backbone connections are leading this march.

17

Business Development

SUBSIDIARIES

SpeedCast

SpeedCast Holdings Limited (“SpeedCast”), a wholly-owned subsidiary of AsiaSat, provides two-way very small aperture terminal (“VSAT”) services and broadband backbone access to customers in countries across Asia and beyond.

For the first six months of 2008, the turnover of SpeedCast was HK$55 million (2007: HK$48 million), an increase of 15%. The company incurred a loss of HK$2 million (2007: HK$1.5 million loss).

Skywave

Our subsidiary, Skywave TV Limited (“Skywave”), is 80% held by the Company and is engaged with its partners in developing a low-cost DTH platform to serve the markets of Hong Kong, Macau, Taiwan and Southern China.

Launched in 2005, Skywave currently offers 35 programmes branded under ‘family favourites’, ‘premium movies’ and ‘premium sports’. As the company is operating in a highly restricted market, its business is static and is expected to remain so for the foreseeable future. In the first half of this year, Skywave incurred a loss of HK$2.4 million (2007: HK$2.4 million), of which our share was approximately HK$1.9 million.

Auspicious Colour Limited

Auspicious Colour Limited (“Auspicious Colour”); a wholly-owned subsidiary of the Company holds a Non-domestic Television Programme Service Licence in Hong Kong. In order to expand our service offering, we have installed a Multiple Channels per carrier (MCPC) platform on both AsiaSat 2 and AsiaSat 3S. These platforms offer our customers access to our satellites in a more efficient and cost effective manner by obviating the need for them to set up their own platform or contract separate uplink services. Through this licence, held by Auspicious Colour, the Company offers a one-stop solution that combines the provision of satellite capacity and uplink services to broadcasters.

ASSOCIATE COMPANIES

Beijing Asia

Beijing AsiaSky Telecommunications Technology Company Limited (“Beijing Asia”), in which the Company holds a 49% interest, is a joint venture operating in China. Beijing Asia provides satellite-based telecommunications network consultancy and technical support to customers in China. The investment was fully provided for in the second half of 2007 because of unsatisfactory performance and an uncertain long-term outlook for the business. The company continued to incur a loss in the first six months this year.

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Outlook

The market improvement and the Group’s continued stronger performance in the early months of 2008 have been encouraging. They were in contrast to the inactive markets of the prior few years, and our commitment to customer services and relationships through that difficult period is now paying off.

As we progress through 2008, we shall remain vigilant as the world economies face a period of uncertainty, and we may not be sheltered from it. These conditions, however, may also present acquisition opportunities in the region and we shall be watchful for any such initiatives that could add value to AsiaSat.

The year so far is encouraging; we are the market leader in Asia, are financially robust and are debt-free, and business is positive. We remain totally committed to the future of satellite communication in the Asia-Pacific region and as markets strengthen, we are well prepared for the future.

Directors and Senior Management

In March this year we announced the appointment of Mr. Roger Tong, as General Manager Engineering. He succeeds Mr. Barry Turner, who retired from AsiaSat at the end of 2007. Mr. Tong will lead the engineering team’s expanded efforts in spacecraft and ground network development, spectrum management and planning. We thank Mr. Turner for his contribution and welcome Mr. Tong to the Company.

MI Zeng Xin

Chairman

Hong Kong, 15 August 2008

As at the date of this announcement, the Board comprises 13 directors. The Executive Directors are Mr. Peter JACKSON and Mr. William WADE. The Non-executive Directorsare Mr. MI Zeng Xin (Chairman), Mr. Ronald J. HERMAN, Jr. (Deputy Chairman), Mr. John F. CONNELLY, Mr. Mark CHEN, Ms. Nancy KU, Mr. DING Yu Cheng, Mr. KO Fai Wong and Mr. JU Wei Min. The Independent Non-executive Directors are Professor Edward CHEN, Mr. Robert SZE and Mr. James WATKINS.

Disclaimer

The financial information set out above does not constitute the Group’s statutory financial statements for the six months ended 30 June 2008 and 2007, and for the year ended 31 December 2007, but is derived from those financial statements.

Statements in this announcement relating to matters that are not historical facts are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from those expressed or implied by the forward-looking statements. These factors include (1) risks associated with technology including delayed launches, launch failures and in-orbit failures, (2) regulatory risks, (3) litigation and market risks and other factors, which are described in further detail in the Company’s 2007 Annual Report on Form 20-F on file with the U.S. Securities and Exchange Commission.

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